Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On October 27, 2010, Southwest Airlines Co. posted the following communication on its lowfaresfarther.com website.

Integration Kick-Off

Oct. 27, 2010—Teams from AirTran and Southwest met for the first time last week to officially begin the planning process for the anticipated Integration of the two airlines. Held at Southwest’s University for People in Dallas, Team AirTran was greeted in signature Southwest Style.

The highlight of the meeting was bringing together each company’s best assets – its people –and preparing them for the significant Integration effort ahead. Focusing on the strengths of each carrier and committing to remain open to new opportunities, this initial meeting was designed to build relationships and understanding between the two companies as they plan what a future together could be. The teams were reminded that as separate companies until legal close, there is information the two competitors cannot share and decisions that cannot be made this soon, such as destinations, frequencies, capacity, and fares. Recognizing those limitations, the cross-company teams dedicated themselves to creating a thoughtful, employee-focused plan over the next several months.

“The airline industry is extremely competitive. But if you had to choose who you would want to partner with, we’ve already picked one, with Southwest Airlines,” said Loral Blinde, Senior Vice President, Human Resources & Administration, who leads AirTran’s Integration team. “We have a responsibility to the employees at both carriers to do this the right way.”

While the two airlines would ultimately come together under the Southwest Airlines banner, the Integration Planning effort is being led by an Integration Board with officers from both companies: Gary Kelly, Southwest’s Chairman, President, & CEO; Bob Fornaro, AirTran’s Chairman, President, & CEO; Bob Jordan, Southwest’s Executive Vice President Strategy & Planning; Loral Blinde, AirTran’s Senior Vice President, Human Resources & Administration; and Mike Van de Ven, Southwest’s Executive Vice President & Chief Operating Officer.

As with Blinde at AirTran, the Integration Team at Southwest is led by Jeff Lamb, Senior Vice President Administration & Chief People Officer. The individual airline planning teams have leaders from each carrier’s functional areas such as finance, network planning, properties, marketing, maintenance, reservations, training, and technology.

“Our ultimate goal is to harness the power of our people and be united in effort,” Lamb said. “There is so much energy and excitement even now, that when we are able to focus that energy on building our future company, what a difference it will make for the future of our Employees, Customers, and Shareholders.”

The objectives of the Integration Planning process are to protect the operations of each company, learn best practices from each other, boost and enhance employee culture, and identify potential opportunities to make the combined AirTran and Southwest the best it can be. The Integration Planning Teams at each carrier provide the infrastructure, timeline, and resources to help build a unified plan and to partner with the existing planning process at Southwest Airlines to bring that plan to life, following the legal close of the transaction.

“The incredible work that Jeff and his team did to get this meeting organized really helps us gain confidence as we move forward in our planning,” Blinde said. “It’s great to know we have such a strong potential partner. We look forward to asking a lot of questions, getting to know each other a lot better, and, at the right time, leveraging the best of each other.”

Post close, the Integration of the two airlines will progress in stages for the next 18 – 24 months.

“We want to do this as well or better than any other company,” Lamb said. “This acquisition and how we are planning for the Integration of the two carriers will be the cornerstone of Southwest’s growth plan for the next decade. I’m incredibly proud of what our teams were able to accomplish in just these few days together. I’m confident we are both on the same page in terms of our planning approach, that we have a genuine appreciation for what each company has accomplished on its own, and that we are dedicated to building a plan that capitalizes on opportunities in a timely and orderly way.”

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4000. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5600.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran, including the integration planning process for the acquisition. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations. Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.